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                             July 7, 2021

       Sean Doherty
       Chief Financial Officer
       Minim, Inc.
       848 Elm Street
       Manchester, New Hampshire 03101

                                                        Re: Minim, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Filed July 2, 2021
                                                            File No. 333-257656

       Dear Mr. Doherty:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Heather
Clark at 202-551-3624 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Manufacturing